SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

THINSPACE TECHNOLOGY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

88410V100

(CUSIP Number)

Michael Brodsky
Thalia Woods Management, Inc.
560 Peoples Plaza #325-F
Newark, DE 19702
 646-247-5754

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 88410V100	13D

1	NAME OF REPORTING PERSONS

Thalia Woods Management, Inc.
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
7	SOLE VOTING POWER

65,277,354
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	65,277,354
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,277,354
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.0%*
14	TYPE OF REPORTING PERSON

CO

* Based on 91,898,918 shares of common stock outstanding as of May 29, 2014.

CUSIP No. 88410V100	13D

1	NAME OF REPORTING PERSONS

Michael Brodsky
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

65,277,354
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	65,277,354
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,277,354 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

71.0%*
14	TYPE OF REPORTING PERSON

IN

(1) Represents shares held by Thalia Woods Management, Inc. (“Thalia Woods”). Mr. Brodsky is the President of Thalia Woods.
* Based on 91,898,918 shares of common stock outstanding as of May 29, 2014.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock of Thinspace Technology, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 5535 S. Williamson Blvd, Unit 751, Port Orange, FL 32128.

Item 2. Identity and Background.

(a)
This statement is being jointly filed by Thalia Woods Management, Inc. (“Thalia Woods”) and Michael Brodsky. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Thalia Woods is a Delaware corporation.

(b)	The business address of each Reporting Person is 560 Peoples Plaza #325-F, Newark, DE 19702.

(c)	The principal business of Thalia Woods is investments. The principal business of Mr. Brodsky is President of Thalia Woods. Mr. Brodsky is also a director of the Issuer.

(d)	Neither Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Brodsky is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On May 29, 2014, pursuant to stock purchase agreements between Thalia Woods and Owen Dukes and Robert Zysblat, respectively, Thalia Woods purchased an aggregate of 65,277,354 shares of common stock of the Issuer, representing 71.0% of the outstanding shares of the Issuer’s common stock, for an aggregate purchase price of $195,200.53. The source of the funds was Thalia Woods’s working capital. The source of funds also included proceeds of $127,000 from the sale of 75,000 shares of the Issuer’s Series B Preferred Stock to IBC Funds LLC, which closed on May 29, 2014.

Item 4. Purpose of Transaction.

The Reporting Persons entered into the above-described transaction to effect a change in control of the Issuer.

In connection with the above-referenced transaction, effective May 29, 2014, Owen Dukes resigned as Chief Executive Officer and director of the Issuer, and Robert Zysblat resigned as President and director of the Issuer. Mr. Dukes and Mr. Zysblat will remain directors of the Issuer’s United Kingdom subsidiary.

In connection with the above-referenced transaction, effective May 29, 2014, Jay Christopher Bautista was appointed Chief Executive Officer and Principal Financial Officer of the Issuer.

In connection with the above-referenced transaction, effective upon the Issuer’s meeting its information obligations under the Securities Exchange Act of 1934, as amended, Jay Christopher Bautista and Scott Weiselberg will be elected directors of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a)
As of the date hereof, Thalia Woods and Mr. Brodsky each beneficially own 65,277,354 shares of the Issuer’s common stock, which represents approximately 71.0% of the Issuer’s common stock. All of the shares are held directly by Thalia Woods.

(b)	Each Reporting Person may be deemed to hold sole voting and dispositive power over 65,277,354 shares of common stock of the Issuer.

(c)	Other than the acquisition of the shares as reported herein, and as described under Item 4, neither Reporting Person has effected any transactions in the shares of the Issuer during the past 60 days.

(d)
To the best knowledge of each Reporting Person, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 65,277,354 shares of common stock reported in Item 5(a).

(e)                Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between either Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

99.1	Form of Stock Purchase Agreement (common stock)

99.2	Stock Purchase Agreement, dated May 29, 2014 between Thalia Woods Management, Inc. and IBC Funds LLC

99.3	Joint Filing Agreement between Thalia Woods and Michael Brodsky.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 2014

THALIA WOODS MANAGEMENT, INC.

By:	/s/ Michael Brodsky
Michael Brodsky

/s/ Michael Brodsky
Michael Brodsky